SNOW LAKE RESOURCES LTD.

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON

MAY 2, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: MARCH 28, 2024

SNOW LAKE RESOURCES LTD.
360 Main Street, 30th Floor
Winnipeg, Manitoba R3C 4G1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of shareholders of Snow Lake Resources Ltd. (the "Company") will be held virtually, through the Zoom videoconference at the following link: https://us06web.zoom.us/j/87634164337 (Meeting ID: 876 3416 4337) on Thursday May 2, 2024 at 1:00 p.m. (Central/Winnipeg Time) subject to any adjournments or postponements thereof, for the following purposes:

1. to receive the amended and restated audited consolidated financial statements of the Company for the financial year ended June 30, 2023, together with the reports of the auditor thereon (the "Financial Statements");

2. to fix the number of directors of the Company at five;

3. to elect directors to the board of directors of the Company (the "Board") for the ensuing year;

4. to re-appoint the Company's auditor, De Visser Gray LLP, for the fiscal years ending June 2024 and to authorize the directors to fix their remuneration (voting matter);

5. to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Continuance Resolution"), the full text of which is set forth in the accompanying management information circular (the "Circular"), approving the continuance of the Company from the Province of Manitoba into the Province of Ontario (the "Continuance") under the Business Corporations Act (Ontario) (the "OBCA"), and to effect, at such time as the Board deems appropriate, but in any event no later than three years after the Meeting, such Continuance in accordance with The Corporations Act (Manitoba) (the "MCA") and OBCA, subject to the Board's authority to decide not to proceed with the Continuance;

6. to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, ratifying the adoption of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular, approved by the Board in March 2024;

7. to consider and, if deemed appropriate, pass, with or without variation, a special resolution to authorizing and approving the consolidation of the Company's issued and outstanding Common Shares (the "Shares") at such a consolidation ratio to be determined by the Board (the "Consolidation Ratio"),  at its sole discretion, and to effect, at such time as the Board deems appropriate, but in any event no later than three years after the Meeting, a share consolidation (or reverse stock split) of all of the Company's issued and outstanding common shares on the basis of such Consolidation Ratio (the "Consolidation"), subject to the Board's authority to decide not to proceed with the Consolidation; and

8. to consider and, if deemed appropriate, pass, with or without variation, a special resolution to authorize the Board to amend the articles of the Company to change the name of the Company to a name to be decided by the Board, in its sole discretion, (the "Name Change") and to effect the Name Change, at such time as the Board deems appropriate, but in any event no later than three years after the Meeting, subject to the Board's authority to decide not to proceed with the Name Change; and

9. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered Shareholders or a voting instruction form ("VIF") for beneficial Shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

The Board has fixed the close of business on March 15, 2024 as the record date (the "Record Date") for the determination of the Shareholders entitled to notice of, and to vote at, the Meeting, and any adjournment(s) or postponement(s) thereof. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at their discretion. The Chairman is under no obligation to accept or reject any late proxy. Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a VIF.

A Shareholder may attend the Meeting via videoconference or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof by videoconference are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be received by Endeavor Trust Corporation ("Endeavor") by no later than 1:00 p.m. (Central/Winnipeg Time) on April 30, 2024, or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed meeting.

The above time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

IMPORTANT

All Shareholders must vote by submitting their completed form of proxy (or VIF) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The accompanying Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Company and its financial statements are also available on the Company's profile on www.sec.gov.

Dated this 28th day of March 2024.

BY ORDER OF THE BOARD

/s/ "Nachum Labkowski"
Nachum Labkowski
Chairman of the Board

SNOW LAKE RESOURCES LTD.
360 MAIN STREET, 30TH FLOOR
WINNIPEG, MANITOBA R3C 4G1

MANAGEMENT INFORMATION CIRCULAR

(CONTAINING INFORMATION AS OF MARCH 28, 2024, UNLESS INDICATED OTHERWISE)

SOLICITATION OF PROXIES

This management information circular (the "Circular") and the accompanying form of proxy (the "Proxy") or voting instruction form ("VIFs") are furnished to you in connection with the solicitation of proxies by the management of Snow Lake Resources Ltd. ("Management") to be used at the annual general and special meeting of the holders of common shares (the "Shares", and the holders of Shares, the "Shareholders") in the capital of Snow Lake Resources Ltd. (the "Company" or "Snow Lake"), scheduled to be held on Thursday, May 2, 2024 at 1:00 p.m. (Central Time) by Zoom videoconference at the following link: https://us06web.zoom.us/j/87634164337 (Meeting ID: 876 3416 4337) (the "Meeting") and at any and all adjournments or postponements thereof. If the Meeting is adjourned or re-scheduled, this Circular is furnished in respect of the solicitation of proxies for such adjourned or rescheduled meeting. The contents and the sending of this Circular have been approved by the board of directors of the Company (the "Board"). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. All references to the Company shall include its subsidiaries as the context may require.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone or email.

GENERAL PROXY INFORMATION

Voting Process

Shareholders may exercise their voting rights only (i) by attending the Meeting virtually and voting at the Meeting, or (ii) by completing and submitting the accompanying Proxy in accordance with the instructions set out below and in the Proxy. Shareholders are strongly encouraged to vote before the Meeting by submitting their duly completed Proxy as soon as possible before the Meeting to ensure that their votes are counted.

If you are unable to attend the Meeting virtually, kindly complete, date and sign the Proxy and return it to Endeavor Trust Corporation ("Endeavor") by facsimile at 1-604-559-8908, by email to proxy@endeavortrust.com, online at www.eproxy.ca,. or by mail to Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, no later than 1:00 p.m. (Central Time) on April 30, 2024, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used ("Proxy Deadline").

Solicitation of Proxies

The solicitation of proxies will be primarily by mail and email, but proxies may be solicited personally, by telephone by Management or by any other means deemed necessary. The Company will bear the cost of this solicitation.

Appointment of Proxyholder

The individuals named in the accompanying Proxy are Frank Wheatley, the Company's Chief Executive Officer, and Peretz Schapiro, Director of the Company (collectively, the "Management Designates"). If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the Management Designates, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the full legal name of that other person in the blank space provided in the Proxy, and dating and submitting the Proxy.

If the Shares are not registered in your name and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. See the discussion under the heading "Beneficial Shareholders" of this Circular.

If you appoint a proxyholder other than the Management Designates, please make sure they are aware of such appointment and ensure they will attend the Meeting virtually in order for your vote to count.

If your Shares are registered in more than one name, all registered persons should sign the Proxy. If your Shares are registered in a company's or other entity's name or any name other than your own, you may be required to provide documents proving your authorization to sign the Proxy for that company, entity or name.

Voting by Proxyholder

On the Proxy, a Shareholder has two choices: (a) the Shareholder can indicate how such shareholder wants his, her or its proxyholder to vote such holder's Shares; or (b) the Shareholder can let his, her or its proxyholder decide how to vote the holder's Shares.

The person named in the duly completed, dated and signed Proxy will vote for or against, or will withhold from voting, the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

If you appoint the Management Designates as proxyholders, who are representatives of Management, and you do not specify how they should vote your Shares in respect of a particular matter, then your Shares will be voted in favour of the matters set out therein.

If you appoint a proxyholder other than the Management Designates named on the Proxy and you do not specify how they should vote your Shares in respect of a particular matter, then your proxyholder may vote your Shares as he or she sees fit.

The Proxy confers discretionary authority on the proxyholders with respect to amendments or variations of the matters identified in the Notice or other matters which may properly come before the Meeting. We are not currently aware of any such amendment, variation or other business that may come before the Meeting. If, however, such amendments, variations or other matters do properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by the Proxy will be voted at the discretion of the proxyholder.

Revocation of Proxies

A Shareholder who gave a duly completed, dated and signed form of proxy may revoke it by:

(i) executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Shareholder or the Shareholder's authorized attorney in writing, or, if the Shareholder is not an individual, under its seal (if applicable) by an officer or attorney duly authorized, and, in each case, by delivering the form of proxy bearing a later date to Endeavor Trust by mail to Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 or by email to admin@EndeavorTrust.com prior to 1:00 p.m. (Central Time) on April 30, 2024 or, if the Meeting is adjourned or postponed, no later than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays) prior to the beginning of any reconvened Meeting; or

(ii) attending the Meeting virtually and voting the Shareholder's Shares.

Shareholders should note that, if they participate and vote on any matter at the Meeting, they will revoke any previously submitted form of proxy.

A revocation of any form of proxy will not affect a matter on which a vote is taken before the revocation.

When will the resolutions adopted at the Meeting be effective?

All the resolutions in respect of the matters to be acted upon at the Meeting shall be effective immediately upon the receipt of the requisite number of votes FOR.

Who is entitled to vote at the Meeting?

Persons registered as Shareholders of record at the close of business on March 15, 2024, in the Company's Central Security Register maintained by its registrar and transfer agent, Endeavor Trust, or duly appointed proxyholders of registered Shareholders are the only ones who will be recognized, make motions or vote at the Meeting. In addition, any transferee of such a Shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that their name be included in the list of Shareholders will be entitled to vote at the Meeting.

What is quorum for the Meeting?

Under the Company's by-laws, a quorum of shareholders is present at the Meeting for the transaction of business if the holders of not less than 40% of the Shares are present or represented by proxy, irrespective of the number of persons actually present at the Meeting.

Shareholders and proxyholders will be counted for the purposes of determining quorum only if they are present (in person or virtually) at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

In many cases, Shares are held by brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries or in the name of a clearing agency (such as The Depository Trust Company) in which they are a participant (collectively, "Intermediaries") for the benefit of a beneficial owner (a "Beneficial Shareholder"). The Intermediaries are required under applicable law to forward the Notice and Circular, together with either a Proxy or VIF to each Beneficial Shareholder holding Shares as of the record date of March 15, 2024. The Company will reimburse the Intermediaries for reasonable fees and disbursements incurred by them in sending such materials to Beneficial Shareholders. Without specific instructions, Intermediaries are prohibited from voting shares on behalf of the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Company. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications ("Broadridge") in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to Beneficial Shareholders and asks them carefully to follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Only registered shareholders and duly appointed proxyholders may attend and vote at the Meeting. If you are a Beneficial Shareholder and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your Intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. A brokerage statement or the VIF you received from your Intermediary will not allow you to vote virtually at the Meeting. In order to obtain a valid legal proxy, you should follow the instructions from your Intermediary included with the VIF you received from your Intermediary or, if you did not receive a VIF, contact your Intermediary to request a legal proxy. You can submit your legal proxy by mail or by courier or by email to: Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 (if by mail or by courier) or admin@EndeavorTrust.com (if by email), and in all cases, it must be labelled as "Legal Proxy" and received no later than the Proxy Deadline. As it can take some time to request and receive a legal proxy and to submit it to Endeavor after you have received it, you will need to act quickly.

Beneficial Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate laws of the province of Manitoba, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Manitoba, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the MCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

FORWARD LOOKING INFORMATION

This Circular contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  our goals and strategies;

  expectations regarding revenue, expenses and operations;

  our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

  expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

  expectations regarding exploration results at the Snow Lake Lithium™ Project;

  mineral exploration and exploration program cost estimates;

  expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

  receipt and timing of exploration permits and other third-party approvals;

  government regulation of mineral exploration and development operations;

  expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

  key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This Circular also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this Circular, whether as a result of new information, future events or otherwise.

Unless otherwise stated, the information given in this Circular is given as of March 28, 2024.

SHARES AND PRINCIPAL HOLDERS OF SHARES

Shares and Voting Rights

Snow Lake is currently authorized to issue an unlimited number of Shares. Each holder of the Shares is entitled to one vote at the Meeting for each Share held. For more detailed information regarding the share capital of Snow Lake, please see our amendment No. 1 to Form 20-F dated March 25, 2024 (the "Annual Report") which is available on Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov. In particular, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the Annual Report. Shareholders may request copies of the Annual Report and the exhibits attached thereto, free of charge by contacting the Chief Executive Officer of the Company by email at fw@snowlakelithium.com or by telephone at 204-815-5806.

As the close of business on March 15, 2024 (the "Record Date"), there were 21,266,065 Shares issued and outstanding.

Only shareholders of record at the close of business on March 15, 2024 will be entitled to receive notice of the Meeting or any adjournment thereof. Shareholders of record on such date are entitled to vote at the Meeting, as is any transferee of such a shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that they be his name be included in the list of Shareholders entitled to vote at the Meeting. Only such Shareholders, who either attend the Meeting personally or who duly complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Shares voted at the Meeting or at any adjournments or postponements thereof.

Principal Holders of Shares

To the knowledge of the Management, as of the close of business on March 15, 2024, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the issued and outstanding Shares, other than:

Name	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares (rounded to nearest one hundredth)
Nova Minerals Limited	6,600,000	31.035%

MATTERS TO BE ACTED UPON AT THE MEETING

Proposal 1. -  Financial Statements

The Company's amended and restated audited consolidated financial statements for the year ended June 30, 2023 (the "Annual Financial Statements"), together with the report of the auditors thereon, are available under the Company's profile on EDGAR. At the Meeting, the Company will submit to the shareholders the Annual Financial Statements and the report of the auditors thereon. No formal action will be taken at the Meeting to approve the Annual Financial Statements.

Proposal 2. -  Number of Directors

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution (the "Number of Directors Resolution") to fix the number of directors  of the Company at five (5) for the ensuing year, subject to any increases permitted by the MCA or the Company's articles.

Unless otherwise directed, it is the intention of the persons designated in the accompanying Proxy to vote IN FAVOUR of the Number of Directors Resolution to be elected at the Meeting as set out above.

Proposal 3. - Election of Directors

At the Meeting, Shareholders will be asked to re-elect all five current directors (the "Proposed Nominees") whose term of office will expire at the conclusion of the Meeting. The directors of the Company are elected annually and hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons set forth in the table below for election by Shareholders as directors of the Company, to serve from the date of the meeting at which he or she is elected until the next annual meeting of Shareholders, or until his or her successor is elected or appointed. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets forth the names and jurisdictions of residence of the persons nominated by management for election as directors of the Company, any offices they currently hold within the Company, their principal occupations or employment (for the past five years), the length of time they have served as directors of the Company and the approximate number of Shares which each nominee director beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment during the past five years(4)	Period as a Director of the Company	Number of Shares beneficially owned, directly or indirectly or over which direction or control is exercised(5)
Nachum Labkowski(2) & (3) New York, United States Director and Chairman,	Chief Executive Officer and principal investor in Halevi Enterprises.	Since November 28, 2018	20,000
Peretz Schapiro(2) & (3) Florida, United States Director	Interim Chief Operating Officer of the Company from January 31, 2023 until January 30 2024. Managing Director of Charidy Australia from April 2016 to present; Executive Director of Asra Minerals Ltd. from March 2020 to November 2022; Non-Executive Chairman of Loyal Lithium Ltd from June 2021 to present; Non-Executive Chairman of Okapi Resources Limited from April 2021 to January 2022; and Non-Executive Chairman of Summit Minerals Ltd from August 2022 to present.	Since January 17, 2023	10,000
Kathleen Skerrett(1) & (3) Ontario, Canada Director	Chair of the Securities Group at Gardiner Roberts LLP from October 2021 to present; Partner at Gardiner Roberts LLP from February 2008 to present.	Since January 17, 2023	10,000
Brian Imrie(1) Ontario, Canada Director	Retired investment banker. Chairman/Owner of Debro Inc. from May 2014 to March 2022; Director of Edgewater Wireless Inc., from December 2016 to present; Director PPX Mining Corp. from June 2013 to present.	Since January 17, 2023	10,000
Shlomo Kievman(1) & (2) Florida, United States Director	Principal of Crown Equities from January 2014 to present.	Since January 17, 2023	10,000

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Information furnished by the respective Proposed Nominees

(5) Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly are as of the date hereof. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company. Information in the table above is derived from information furnished by the respective Proposed Nominees.

At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each nominee. Unless the Shareholder directs that their Shares are to be withheld from voting in respect of any particular nominee(s), the persons named in the Proxy intend to vote FOR the election of each of the five nominees as directors of the Company.

The Board recommends that Shareholders vote FOR the election of the above nominees as directors. It is anticipated that all proxies received will be voted in favour of the election of the nominees whose names are set forth above unless a proxy contains instructions to withhold from voting.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Director Qualifications - General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

Qualifications for all Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee's judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Biographies of Proposed Nominees

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of the Proposed Nominees:

Nachum Labkowski. Mr. Labkowski has served as a member the Board since November of 2018. Mr. Labkowski is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski's unique approach to investing has provided significant returns from those companies he has invested in to date.

Peretz Schapiro. Mr. Schapiro previously served as the Company's interim Chief Operating Officer and as a Director since January 17, 2023.  Mr. Schapiro holds a Masters degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) Founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR).

Brian Imrie. Mr. Imrie is a retired investment banker with over 30 years of experience, primarily with global firms, providing advice and raising capital for companies in multiple industries. He was with Morgan Stanley in New York and Toronto from 1983-1997, Credit Suisse First Boston from 1997-2001, ran Mergers & Acquisitions for National Bank Financial from 2001-2008 and built and ran a global M&A business for KPMG Corporate Finance from 2009-2012. He was previously the Chairman/owner of Debro Inc., a chemical distribution company and serves on several other public and private boards. He received his MBA from Harvard University in 1987 and his BA in Economics from the University of Toronto in 1983.

Shlomo Kievman. Mr. Kievman is an experienced director bringing his extensive experience as a leader in the procurement of ideas and concepts which exemplify American innovation. Mr. Kievman, who has managed and founded several ventures and businesses over the past two decades, has an in-depth understanding and operational capacity for planning and analysis, business plan development, forecasting, financial analysis, and capital commitment planning, as well as competitive analysis and bench marking, providing the tools required to succeed. His work in public and private sectors in the USA and abroad has included business development, financial modeling, action planning, and conceptual design. Mr. Kievman graduated university with honors with a BA in Liberal Arts. He is the principal of Crown Equities, an investment firm transforming the global resources sector, leading several global organizations.

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University in Toronto in 1994. She also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course. Ms. Skerrett advises clients on all aspects of compliance with corporate and securities laws, including structuring of financing transactions, mergers and acquisition, corporate governance and continuous disclosure reporting. Ms. Skerrett has a broad breadth of industry experience including advising clients in the manufacturing, technology, financial and health and wellness sectors. In particular, she has developed a strong practice in the resource sector with expertise in both structuring mining related contracts and advising on additional public company compliance matters for this sector. Ms. Skerrett also provides advice on a variety of corporate matters to private entities. Ms. Skerrett has acted as a director and/or officer of a number of public companies listed on all of the Canadian stock exchanges and is currently on the board of directors of the Canada's National Ballet School Foundation.

Cease Trade Orders, Bankruptcy, Penalties and Sanctions

Other than as disclosed below, to the knowledge of the Management, no Proposed Nominee (or any holding company thereof) is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an "Order") that was issued while the Proposed Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the Proposed Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof), (a) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a Proposed Nominee.

Ms. Skerrett served as a director of GemoscanCanada, Inc. from November 28, 2011, until she resigned on October 28, 2015. On January 12, 2016, Gemoscan Canada, Inc. entered into bankruptcy proceedings pursuant to the Bankruptcy and Insolvency Act (Canada).

Mr. Imrie was a director of PPX Mining Corp. ("PPX") when it was subject to a cease trade order issued by the British Columbia Securities Commission (the "BCSC") and the Ontario Securities Commission (the "OSC") on May 20, 2020 for PPX's failure to file its annual financial statements for the year ended September 30, 2019 and related MD&A within  the  time  prescribed under  National  Instrument 51-102-Continuous  Disclosure  Obligations("NI 51-102"). The cease trade order was revoked on July 27, 2020, after PPX filed the required records. Mr. Imrie was a director of PPX when it was subject to a cease trade order issued by the BCSC and OSC on February 3, 2021, for PPX's failure to file its annual financial statements for the year ended September 30, 2020 and related MD&A within the time prescribed under NI  51-102.  The cease trade order was revoked on February 9, 2022, after PPX filed the required records.

Mr. Imrie was a director of Edgewater Wireless Systems Inc. ("Edgewater") when on October 15, 2020, the OSC issued a cease trade order (the "OSC 2020 Order") against Edgewater, to replace the management cease trade order issued by the OSC on October 9, 2020, for failure to file its (i) audited annual statements and related management's discussion and analysis for the year ended April 30, 2020 and corresponding certifications the foregoing (the "2020 Annual Records"); and (ii) interim financial statements and related management's discussion and analysis for the interim period ended July 31, 2020 and corresponding certifications of the foregoing (the "2020 Interim Records") within the time prescribed under NI 51-102. Mr. Imrie was a director of Edgewater at the time of the OSC 2020 Order. The OSC 2020 Order was revoked by the OSC on January 14, 2021, after Edgewater filed the 2020 Annual Records and the 2020 Interim Records.

Board Diversity Matrix - Snow Lake Resources Ltd.
Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of November 17, 2022				As of March 28, 2024
Total Number of Directors	5				5
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	0	0	5	1	4	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	5				5

Proposal 4. - Re-Appointment and Remuneration of Auditor

The management of the Company will nominate DeVisser Gray LLP, Chartered Professional Accountants, of 401-905 West Pender Street, Vancouver, British Columbia V6C 1L6 to be re-appointed as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. DeVisser Gray LLP was first retained as the auditor of the Company in May 2021 to audit the Company's financial statements in accordance with the Public Company Accounting Oversight Board requirements in contemplation of the Company becoming listed on NASDAQ.

Unless otherwise directed, it is the intention of the persons designated in the accompanying Proxy to vote IN FAVOUR of DeVisser Gray LLP as the auditor of the Company until the close of the next annual meeting of the Shareholders or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of DeVisser Gray LLP, unless the Shareholder who has given such proxy has directed otherwise.

Proposal 5. - Approval of the Continuance

The Company is currently organized and existing under The Corporations Act (Manitoba) (the "MCA"). The Corporation wishes to continue the Company from the Province of Manitoba being governed under the MCA to the Province of Ontario to be governed under the Business Corporations Act (Ontario) (the "OBCA") (the "Continuance").

A corporation subject to the MCA may, in accordance with Section 182(1) of the MCA, if authorized by a special resolution of shareholders of the corporation and establishes to the satisfaction of the director under the MCA that its proposed continuance in another jurisdiction will not adversely affect creditors or shareholders of the corporation, may apply to the appropriate official or public body of another jurisdiction requesting that the corporation be continued as if it had been incorporated under the laws of that other jurisdiction.

Pursuant to Section 182(8) of the MCA, upon receipt of notice satisfactory to the director under the MCA that a corporation that has made an application under Section 182(1) has been continued under the laws of another jurisdiction, the director under the MCA shall file the notice and issue a certificate of discontinuance in accordance with Section 255 of the MCA (the "Certificate of Discontinuance").

Pursuant to Section 180 of the OBCA, a body corporate may apply to the Director appointed pursuant to Section 180 of the OBCA (the "Director") for a certificate of continuance (the "Certificate of Continuance") under the OBCA.

Shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, the Continuance Resolution (as defined below) authorizing the Board, in its sole discretion, to apply for a continuance application with each of the director under the MCA and Director as required in connection with the Continuance and a form of articles of continuance of the Company which comply with the provisions of the OBCA (the "Articles of Continuance"). The Continuance will affect certain rights of shareholders as they currently exist under the MCA and shareholders should consult their legal advisors regarding the implications of the Continuance which may be of particular importance to them.

On the date shown on each of the Certificate of Discontinuance and Certificate of Continuance, the Company will become a corporation under the laws of the Province of Ontario as if it had been incorporated under the OBCA. Proceeding with the Continuance will not result in any change of the business of the Company or its assets, liabilities or net worth, or in the persons who constitute the Board and Management.

If the Continuance Resolution is approved by shareholders in accordance with the description below, then the Company may complete the Continuance no later than a date to be determined by the Board before the three year anniversary of the date of the Meeting. Shareholders are urged to vote FOR the Continuance Resolution.

Comparative Summary of the MCA and OBCA

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the MCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the MCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regards to all of the implications of the Continuance of the Company from the MCA to the OBCA which may be of importance to them:

MCA	OBCA

Place of Shareholders' Meetings

The MCA provides that, subject to the articles, meetings of shareholders of a corporation shall be held at the place within Manitoba provided in the by-laws or, in the absence of that provision, at such place within Manitoba as the directors may determine. A meeting of shareholders of a corporation may be held outside Manitoba if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Manitoba is deemed to have so agreed except where he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

Place of Shareholders' Meetings

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Solicitation of Proxies

Under the MCA, a person who solicits, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to the auditor of the corporation, each shareholder whose proxy is solicited and the corporation. The person shall also send a copy of the dissident proxy circular and the other meeting materials to The Manitoba Securities Commission.

Solicitation of Proxies

Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident's proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Record Date of Shareholders' Meetings

Under both the MCA and the OBCA, the directors may set a date as the record date for the purpose of, among other things, determining shareholders entitled to notice of and to vote at a meeting of shareholders. Under the MCA, subject to certain exceptions, the record dates for notice of and voting at a meeting of shareholders must not be more than 50 days or less than 21 days prior to the date of the meeting. In addition, the MCA permits the transferee of shares after the record date for a shareholder meeting, not later than 10 days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of shares and demanding that the transferee's name be placed on the voting list in place of the transferor. The OBCA does not have an equivalent provision.

Record Date of Shareholders' Meetings

Under the OBCA, the directors of the corporation may set a date as the record date for the purpose of, among other things, determining shareholders entitled to notice of and to vote at a meeting of shareholders. Under the OBCA, subject to certain exceptions, the record dates for notice of and voting at a meeting of shareholders must not be more than 60 days or less than 30 days prior to the date of the meeting.

Shareholder Proposals

The MCA allows shareholders entitled to vote at an annual meeting of shareholders to submit to a notice of proposal to the corporation. The proposal must be submitted at least 90 days before the anniversary date of the previous annual meeting of shareholders.

Shareholder Proposals

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of proposal. The proposal must be submitted at least 60 days before the anniversary date of the last annual meeting, if the matter is proposed to be raised at an annual meeting, or the date of a meeting other than the annual meeting, if the matter proposed to be raised at a meeting other than an annual meeting.

Dissent Rights

Dissent rights are being provided to Shareholders in respect of the Continuance pursuant to Section 184 of the MCA. As a result, any registered Shareholder may make a claim under that section with respect to all the Shares held by such Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name, if the registered Shareholder complies with the requirements of Section 184 of the MCA and validly dissents with respect to the Continuance and the Continuance becomes effective. Non-registered Shareholders ("Non-Registered Holders") who wish to dissent should be aware that only registered Shareholders are entitled to dissent. A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the nominee with which the Non-Registered Holder deals in respect of the Shares and either: (i) instruct the nominee to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the Shares are registered in the name of the clearing agency, would require that the Shares first be re-registered in the name of the nominee); or (ii) instruct the nominee to reregister the Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder under the MCA (a "Dissenting Shareholder"). Section 184 of the MCA, the full text of which is attached as Schedule "A" to this Circular, governs a shareholder's right to dissent. The MCA requires strict compliance with the procedures established therein and failure to strictly comply with such procedures may result in the loss of a shareholder's right to dissent. Accordingly, each Shareholder who wishes to exercise rights of dissent should carefully consider and comply with the provisions of section 184 of the MCA and consult its legal advisors.

Pursuant to Section 184(5) of the MCA, a Dissenting Shareholder who seeks payment of fair value for the Shares held by such Shareholder is required to deliver a written objection to the Continuance Resolution to the Company at or before the Meeting. A Shareholder is not entitled to dissent with respect to the Shares beneficially owned by such Shareholder if that Shareholder votes any of such Shares for the approval of the Continuance Resolution. The execution or exercise of a proxy or otherwise voting against the Continuance Resolution does not constitute a written objection for purposes of the rights to dissent under the MCA. Within 10 days after the Continuance Resolution is approved by the Shareholders, the Company must so notify the Dissenting Shareholder who is then required, within twenty (20) days after receipt of such notice (or if such Dissenting Shareholder does not receive such notice, within twenty (20) days after learning of the approval of the Continuance Resolution), to send to the Company a written notice containing the Shareholder's name and address, the number of Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such shares and, not later than the thirtieth (30th ) day after sending such written notice, to send to the Company or its transfer agent the appropriate share certificate or certificates.

A Dissenting Shareholder who fails to send to the Company, within the appropriate time frame, the certificates representing the Shares in respect of which the Dissenting Shareholder dissents forfeits the right to make a claim under Section 184 of the MCA. The Company or its transfer agent will endorse on the share certificate that the holder is a Dissenting Shareholder and shall forthwith return the share certificates received from a Dissenting Shareholder a notice that the Shareholder is a Dissenting Shareholder and will return forthwith the certificates to the Dissenting Shareholder.

On sending a demand for payment to the Company, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of such holder's Shares as determined under Section 184 of the MCA, except where: (a) the Dissenting Shareholder withdraws the demand for payment before the Company makes an offer to the Dissenting Shareholder pursuant to Section 184(12) of the MCA; (b) the Company fails to make an offer pursuant to Section 184(12) of the MCA and the Dissenting Shareholder withdraws the demand for payment; or (c) the transaction contemplated in the Continuance Resolution is terminated, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated as of the date the Dissenting Shareholder sent the demand for payment. If the Continuance becomes effective, the Company will be required to send, not later than the seventh day after the later of (i) the date that the Continuance becomes effective (the "Effective Date"); or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder's Shares such amount as the board of directors of the Company considers to be the fair value thereof accompanied by a statement showing how the fair value was determined.

The Company must pay for the Shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance thereof within thirty (30) days after such offer has been made.

If such offer is not made or accepted, the Company may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such Shares of the Dissenting Shareholder. If the Company fails to make such an application, a Dissenting Shareholder has the right to apply for the same purpose within a further twenty (20) days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose Shares have not been purchased by the Company will be joined as parties and be bound by the decision of the court, and the Company will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Shares of all Dissenting Shareholders who have not accepted an offer to pay. The court may in its discretion appoint one or more appraisers to assist the court in fixing the fair value of the Shares. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder and for the amount of the Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Unless the Shareholder directs that his, her, or its Shares are to be withheld from voting for the Continuance Resolution, the persons named in the accompanying form of proxy intend to vote in favour of the Continuance Resolution.

Vote Required

At the Meeting, shareholders will be asked to consider, and if thought advisable, to pass the Continuance Resolution to approve the Continuance. To be effective, the Continuance Resolution must be approved by the affirmative vote of not less than two-thirds (2/3) of the votes cast on the resolution by Shareholders present virtually or by proxy at the Meeting. Should Shareholders fail to approve the Continuance Resolution by the requisite margin, the Continuance will not be completed.

Continuance Resolution

Shareholders are asked to consider and, if thought fit, to pass the special resolution set forth below (the "Continuance Resolution"), authorizing the Company to discontinue under the MCA, make an application to continue the Company under the OBCA and, in connection therewith, approve the Articles of Continuance. The full text of the Continuance Resolution is set forth below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the discontinuance of Snow Lake Resources Ltd. (the "Company") from The Corporations Act (Manitoba) (the "MCA") and the continuance of the Company under the Business Corporations Act (Ontario) (the "OBCA") is hereby authorized and approved;

2. the Company be authorized to apply to the registrar under Section 182(1) of the MCA for authorization to discontinue under the MCA;

3. the Company be authorized to make application to the Director for a certificate of continuance (the "Certificate of Continuance"), in the form that the director fixes, to continue the Company under the OBCA;

4. subject to the issuance of such authorizations from the registrar under the MCA and the director under the OBCA and without affecting the validity of the Company and existence of the Company by or under its articles and of any act done thereunder, its articles are hereby amended to make all changes necessary to conform to the requirements of the OBCA;

5. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the board of directors of the Company be and are hereby authorized and empowered to revoke this resolution, abandon any application made in connection with the continuance and determine not to proceed with the continuance, without further approval of the shareholders of the Company, provided that the board of directors of the Company may not proceed with this resolution beyond the third anniversary of the shareholders of the Company passing this resolution; and

6. any director or officer of the Company be and such director or officer of the Company is hereby authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfil the intent of this resolution."

The Board recommends that shareholders vote FOR the Continuance Resolution. To be effective, the Continuance Resolution must be approved by not less than two-thirds (2/3) of the votes cast by the Shareholders present virtually, or represented by proxy, and entitled to vote at the Meeting. Unless the shareholder directs that his or her Shares are to be voted against the Continuance Resolution, the persons named in the Proxy intend to vote FOR the Continuance Resolution.

Registered Shareholders are entitled to dissent in respect of the Continuance Resolution in the manner provided in Section 182 of the MCA. Sections 182 and 187 of the MCA are reproduced in their entirety at Schedule "B" to this Circular. Shareholders are not entitled to dissent with respect to any other matter that may be considered at the Meeting.

Proposal 6. - Amended and Restated By-Laws No.1

At the Meeting, the Shareholders will be asked to approve, confirm, and ratify the amended and restated by-law No. 1 of the Company (the "A&R By-Laws"). The A&R By-Law was created to modernize the existing by-law no. 1 of the Company and confirm it with the Company's peer group. The text of the A&R By-Laws is attached to the Circular as Schedule "C". Shareholders should read the A&R By-Laws in its entirety.

Although the A&R By-Laws were approved and went into effect on March 29, 2024, Shareholders must confirm the A&R By-Laws at the Meeting. At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, approve the resolution the text of which will be substantially as follows (the "A&R By-Laws Resolution"):

"NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the amended and restated by-law no.1 of the Company, as reflected in the copy attached to Schedule "C" to the Company's management information circular dated March 28, 2024, is hereby ratified, confirmed and approved without amendment;

2. all prior actions taken by the Company with respect to the amended and restated by-law no.1 of the Company are hereby confirmed and approved; and

3. any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

The Board and Management consider the approval of the A&R By-Law Resolution to be appropriate and in the best interests of the Company. The Board recommends a vote "FOR" the approval of the By-Law Resolution. In the absence of instructions to the contrary, the Management Designates named on the Proxy intend to vote FOR the approval of the A&R By-Law Resolution.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to approve the A&R By-Law Resolution. If the A&R By-Law Resolution is approved at the Meeting, the A&R By-Law Resolution will continue to be effective and in full force and effect in accordance with their terms and conditions beyond the termination of the Meeting. If the A&R By-Law Resolution is not approved at the Meeting, the A&R By-Law Resolution will terminate and be of no further force or effect from and after the termination of the Meeting.

Proposal 7. - Approval of the Consolidation

At the Meeting, management proposes that the Shareholders approve a special resolution providing for the consolidation (the "Consolidation") of the Company's Shares at the Consolidation Ratio, to be determined by the Board in its sole discretion.

Background to and Reasons for the Consolidation

The Board believes that it is in the best interests of the Company to provide the Board with the flexibility to elect to reduce the number of outstanding Shares by way of the Consolidation. Some of the potential benefits of the Consolidation include:

  Increased Investor Interest. The current share structure of the Company may make it more difficult for the Company to attract additional equity financing that may be required or desirable to maintain the Company or to further develop its products. The Consolidation may have the effect of raising, on a proportionate basis, the price of the Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.
  Improving the Prospects of Raising Additional Capital. The higher anticipated price of the post-Consolidation Shares will allow the Company to raise additional capital through the sale of additional Shares at a higher price per Share than would be possible in the absence of the Consolidation.
  Other Transactions. The Board believes that shareholder approval of the Consolidation Resolution is advisable so as to enable the Company to pursue future mergers, acquisitions and business opportunities. If the Company enters into a share-based transaction, the Consolidation may lead to increased interest by a wider audience of potential investors, resulting in a more efficient market for the Shares.

The Company believes that providing the Board with the authority to select the Consolidation Ratio and to effect the Consolidation in one or more consolidations provides the flexibility to implement the Consolidation in a manner intended to maximize the anticipated benefits of the Consolidation for the Company and shareholders.

The Consolidation are subject to certain conditions, including the approval of the shareholders. If the requisite approvals are obtained and the Board elects to proceed with the Consolidation, the Consolidation will take place at a time to be determined by the Board through one or more Consolidation. No further action on the part of shareholders would be required in order for the Board to implement the Consolidation. Shareholders will be notified and registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each Consolidation. The Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Consolidation, the Company will file Articles of Amendment in accordance with the MCA or OBCA, as applicable to amend the Articles. A particular Consolidation will become effective on the date shown in the certificate of amendment issued in accordance with the MCA or OBCA, as applicable.

Effects of Consolidation

If approved and implemented, each Consolidation will occur simultaneously for all of the Shares at the same Consolidation Ratio. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from a Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by a smaller number of Shares.

The Consolidation will not materially affect any shareholder's proportionate voting rights. Each Share outstanding after a Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The implementation of a Consolidation would not affect the total shareholders' equity of the Company or any components of shareholders' equity as reflected on the Company's financial statements except: (i) to change the number of issued and outstanding Shares; and (ii) to change the stated capital of the Shares to reflect a Consolidation.

Each stock option, warrant or other security of the Company exercisable into pre-Consolidation Shares (together, the "Other Securities") that has not been exchanged or cancelled prior to the effective date of the implementation of a Consolidation will be adjusted pursuant to the terms thereof on the same exchange ratio as described above, and each  holder of pre-Consolidation Other Securities will become entitled to receive post-Consolidation Shares pursuant to such adjusted terms.

No Fractional Shares to be Issued

No fractional Shares will be issued upon implementation of a Consolidation. If a Consolidation would otherwise result in the issuance of a fractional share, such fraction will be rounded to the next lowest whole number of Shares.

Implementation

The implementation of the proposed Consolidations is conditional upon the Company obtaining the necessary regulatory consents. The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the Consolidations without further approval of the shareholders. In particular, if the Consolidation Resolution is approved at Meeting, the Board may determine after the Meeting not to proceed with any Consolidation. If the Board does not implement any or all of the Consolidations within 36 months following the Meeting, the authority granted by the Consolidation Resolution to implement the Consolidations on the approved terms would lapse and be of no further force or effect.

Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Consolidation Resolution authorizing the Board to elect, in its sole discretion, to file Articles of Amendment giving effect to the Consolidations. The Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (2/3) of the votes cast by the shareholders present virtually, or represented by proxy, at the Meeting. The full text of the Consolidation Resolution is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the board (the "Board") of directors of Snow Lake Resources Ltd. (the "Company") is authorized to take such actions as are necessary to consolidate the ("Consolidation"), as described in the Company's management information circular dated March 28, 2024;

2. the Board be and is hereby authorized in its sole discretion to fix the Consolidation Ratio to be used in the Consolidation;

3. in the event that the Consolidation would otherwise result in the issuance of fractional Share, no fractional Share shall be issued and such fraction will be rounded down to the nearest whole number;

4. the Board, in its sole discretion, may act upon this resolution to effect the Consolidation, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose to act upon this special resolution notwithstanding shareholder approval of the Consolidation, and it is authorized to revoke this special resolution in its sole discretion at any time prior to effecting the Consolidation, provided that the Board may not proceed with this resolution beyond the third anniversary of the shareholders of the Company passing this resolution;

5. any officer or director of the Company is authorized to cancel (or cause to be cancelled) any certificates evidencing the Shares to be issued (or cause to be issued) certificates representing the new Shares to be holders thereof; and

6. any director or officer of the Company be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered one or more Articles of Amendment of the Company to the registrar under The Corporations Act (Manitoba) or the director under the Business Corporations Act (Ontario), as applicable, and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution.

The Board unanimously recommends a vote in favour of the Consolidation Resolution. The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the Shares represented thereby FOR the Consolidation Resolution unless otherwise instructed on a properly executed and validly deposited proxy.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which Articles of Amendment are filed and certified by the Ministry, on which the directors of the Company determine to carry out the Consolidation.

If the Consolidation Resolution is approved, no further action on the part of the Shareholders will be required for the Board to implement the Consolidation.

Proposal 8. - Approval of the Name Change

The Board anticipates that it may be in the best interest of the Company to change the name of the Company. To provide the Board with maximum flexibility in connection with the proposed repositioning of the Company, the Board is seeking approval from Shareholders to authorize the Board to amend the Articles to change the name of the Company to such name as the Board may determine in its sole discretion (the "Name Change"). At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution in the form set out below (the "Name Change Resolution") authorizing the Board, in its sole discretion, to change the name of the Company to such name as the Board may determine, without further approval of the shareholders.

Notwithstanding approval of the Name Change Resolution by shareholders, the Board may, in its sole discretion, abandon the Name Change at any time, without the approval or further approval or action by, or prior notice to the Shareholders. If the Board does not implement the Name Change within 36 months of the approval of the Name Change Resolution, the authority granted by the Name Change Resolution will lapse and be of no further force or effect.

Name Change Resolution

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, the Name Change Resolution as a special resolution, subject to such amendments, variations or additions as may be approved at the Meeting. The full text of the Name Change Resolution is set forth below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles be amended to change the name of the Company from "Snow Lake Resources Ltd." to such name as may be approved by the Board (including the changing of the Company's stock symbol to reflect its new name, as applicable) in its sole discretion, without further approval of the shareholders of the Company;

2. the effective date of such name change shall be the date shown in the certificate of amendment or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to 36 months from the date hereof and if not implemented within such period, the authority granted by this resolution to effect a name change on the foregoing terms will lapse and be of no further force or effect;

3. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board be and are hereby authorized and empowered to revoke this resolution at any time prior to receipt of a certificate of amendment of the Articles giving effect to the name change, without further approval of the shareholders of the Company; and

4. any director or officer of the Company be and such director or officer of the Company is hereby authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfil the intent of this resolution."

The Board recommends that shareholders vote FOR the Name Change Resolution. To be effective, the Name Change Resolution must be approved by not less than two-thirds (2/3) of the votes cast by the shareholders present, or represented by proxy, and entitled to vote at the Meeting. Unless the shareholder directs that his or her Shares are to be voted against the Name Change Resolution, the persons named in the Proxy intend to vote FOR the Name Change Resolution.

If the Company proceeds with a Name Change, letters of transmittal will be made available to shareholders for use in depositing their certificates representing their Shares to Endeavor Trust in exchange for new certificates representing the new name of the Company. Shareholders are not required to take any action at this time. Objecting Beneficial Shareholders and non-objecting Beneficial Shareholders holding their Shares through an intermediary should note that intermediaries may have different procedures for processing a name change than those that will be put in place by the Company for registered Shareholders. If you hold your Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary. Shareholders should not destroy any share certificates and should not submit any certificates until requested to do so, if required.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer Compensation

This discussion describes the Company's compensation scheme for each person who acted as Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended June 30, 2023 (each a "Named Executive Officer" or "NEO"). This section will address the Company's executive compensation philosophy and objectives and provide a review of the process the Board intends to undertake in deciding how to compensate the Company's Named Executive Officers.

The Named Executive Officers during the financial year ended June 30, 2023, consisted of: Phillip Gross, Dale Schultz, Derek Knight, Perez Schapiro, Brian Youngs, and Keith Li.

Employment and Indemnification Agreements

The Company previously entered into consulting agreements dated November 1, 2021 with entities owned and controlled by Phillip Gross, the former Chief Executive Officer (the "Gross Agreement") and Derek Knight, the Chief Operating Officer (the "Knight Agreement", and together with the Gross Agreement, the "Gross and Knight Agreements"). As at June 30, 2023, the Company has made a claim against certain former directors of the Company and entities owned and controlled those certain directors for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those former directors approving changes to the Gross and Knight Agreements for termination payments of US$1,392,000 (to C$1,872,000) during a time when it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments in connection with the Gross Agreement and Knight Agreements. The Company takes the position that the amendments are void and that the former Chief Executive Officer and Chief Operating Officer were not entitled to any payments under the Gross and Knight Agreements. The Company seeks to recover the payments made in connection with these agreements.

The Company subsequently entered into an executive employment agreement with Frank Wheatley, effective July 14, 2023. The employment agreement can be terminated by the Company without cause upon the payment of between three and twelve months of base salary depending on when such termination occurs. The Company has also entered into consulting agreements with entities owned by Peretz Schapiro (the "Schapiro Agreement") and Brian Youngs (the "Youngs Agreement"). Each of the Schapiro Agreement and Youngs Agreement can be terminated by the Company without cause upon the payment of ninety days' service fees in lieu of such notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Frank Wheatley, have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors, certain of the Company's executive officers are involved in other business activities. The Company expects that as the Company's business operations ramp up its executive officers will devote substantially all of their time to its business operations.

The Company has also entered into indemnification agreements with its directors and executive officers, pursuant to which the Company has agreed to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation Discussion and Analysis

The following provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to the Company's NEOs, to the extent that it has been determined.

Oversight and Description of NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company's executive compensation program and to discuss the decision-making process relating to compensation.

The primary objective of the Company's executive compensation program is to recruit, retain and motivate top quality individuals at the executive level. The program is designed (a) to assist the Company in reaching its potential by achieving long term goals and success and (b) to encourage and reward its NEOs in connection with the ongoing development of the Company and its operations.

The Board believes that executive compensation should be fair and reasonable and be determined, in part, based on industry standard for similar positions in other comparable issuers. Compensation paid to the NEOs is determined on the basis set forth in the above paragraph and is paid to the NEOs in order to motivate and reward their performance. Grants of options to purchase Shares ("Options") to NEOs are entirely at the discretion of the Board, with reference to the same factors set forth above that inform decisions with respect to base salary. Previous Option grants are taken into account when considering new grants. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance.

The Company generally endorses the concept that executive compensation should meet the following objectives:

  to align the interests of executive officers with the short and long-term interests of Shareholders;

  to link executive compensation to the performance of the Company and individual; and

  to compensate executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating, retaining, and inspiring individuals with exceptional skills.

Compensation of the NEO in the financial year ended June 30, 2023 was made up of the following elements: (i) base salary or consulting fees, and (ii) Options granted on a discretionary basis by the Board, as set out above and in accordance with the purposes of the Stock Option Plan referred to under the heading "Incentive Plan Awards" below. The Company has no pension or group benefits plans and does not offer its NEOs any other perquisites or personal benefits. Other than otherwise described in this Circular, neither the Board nor the Compensation Committee have considered the implications of the risks associated with the company's compensation policies and practices

Summary Compensation Table

The following table sets forth for the years ended June 30, 2023, information concerning the total compensation paid to the Company's NEOs and Directors.

Name and principal position	Year	Salary ($)(6)	Share Based Awards ($)(7)	Option Based Awards ($)(8)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total Compensation ($)
Frank Wheatley (3) Chief Executive Officer	2023	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Peretz Schapiro former Interim Chief Operating Officer and Director	2023	$64,904 (US$48,000)	$295,123 (US$220,290)	$95,249 (US$71,097)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$455,276 (US$339,387)
Keith Li Chief Financial Officer	2023	$87,000 (US$64,940)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$87,000 (US$64,940)
Brian Youngs Vice President, Exploration	2023	$120,000 (US$89,572)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$120,000 (US$89,572)
Phillip Gross(1) former Chief Executive Officer and former Director	2023	$196,870 (US$146,951)	$Nil (US$Nil)	$265,814 (US$198,413)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$462,684 (US$345,364)
Derek Knight(2) Former Chief Operating Officer, Secretary and former Director	2023	$143,603 (US$107,190)	$Nil (US$Nil)	$152,733 (US$114,005)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$296,336 (US$221,195)
Dale Schultz(5), former Vice President of Resource Development and former Director	2023	$295,325 (US$220,441)	$12,377 (US$9,239)	$247,982 (US$185,103)	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)	$555,684 (US$417,783)

(1) Phillip Gross previously acted as both the Chief Executive Officer and director of the Company prior to tendering his resignation on January 16, 2023.

(2) Derek Knight previously acted as the Chief Operating Officer, Secretary and director of the Company prior to tendering his resignation on January 16, 2023.

(3) Frank Wheatley was appointed Chief Executive Officer of the Company on January 17, 2023.

(4) Peretz Schapiro was appointed Interim Chief Operating Officer on January 31, 2023 and Director of the Company on January 17, 2023, he tendered his resignation as interim Chief Operating Officer on January 30 2024.

(5) Dale Schultz tendered his resignation as the Vice President of Resource Development effective August 2, 2023.

(6) Salary/consulting fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

(7) On January 30, 2023, the Company granted 150,000 restricted share units ("RSUs") to Mr. Schapiro, of which 140,000 RSUs contained a put right option (the "Put Right Option") where he can elect to settle in cash at US $2.50. 10,000 of the RSUs vested on January 30, 2024, while the 140,000 RSUs with the Put Right Option vest at various stages pending conditions of certain milestones. On January 30, 2023, the Company also granted 10,000 RSUs to Mr. Schultz, which vested on January 30, 2024. Stock-based compensation of $295,123 and $12,377 was recorded in connection with the vesting of these RSUs for Mr. Schapiro and Mr. Schultz, respectively, during the year ended June 30, 2023.

(8) On November 18, 2021, the Company granted 1,269,386 Options to various officers and directors at an exercise price of US $7.50, expiring on November 18, 2026. The Options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The Options were valued using the Black-Scholes valuation model ("Black-Scholes") with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these Options was $7,167,552, of which stock-based compensation of $265,814, $152,733 and $152,733 was recorded in connection with the vesting of these options for Mr. Gross, Mr. Knight and Mr. Schultz, respectively, during the year ended June 30, 2023.

(9) On January 30, 2023, the Company granted 350,000 options to various directors. The options are exercisable at a price of US $2.50 per common share for a period of five years and vested immediately on grant. The options were valued using Black-Scholes with the following assumptions: expected volatility of 113% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.04%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these Options was 666,746, of which stock-based compensation of $95,249 and $95,249 was recorded in connection with the vesting of these options for Mr. Schapiro and Mr. Schultz, respectively, during the year ended June 30, 2023.

Incentive Plan Awards

On May 1, 2019, the Snow Lake Resources Ltd. Stock Option Plan was established. It was subsequently amended and restated on October 26, 2021 (as amended and restated, the "Plan"). The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. On September 7, 2022, the Plan was purported to be further amended and restated (the "Purported 2022 Plan") at a meeting of the Board to add cashless exercise of the Options under the Plan. On May 17, 2023, the Board determined that the September 7, 2022, meeting was neither properly called nor held and accordingly the Purported 2022 Plan, including the cashless exercise feature, was never adopted and the Plan remained the stock option plan in effect prior to the September 7, 2022 meeting. In addition, on May 17, 2023, the Board determined that in the event that is determined by a court of competent jurisdiction in a final, non-appealable judgement that the Purported 2022 Plan were validly approved, the Board approved the removal of the cashless exercise feature from the Purported 2022 Plan and reverted back to the Plan. The aggregate number of Shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 10% (or 2,126,607) of the outstanding Shares at the time of the granting of Options, less the aggregate number of Shares then reserved for issuance pursuant to any other share compensation arrangement. As of the date of this Circular, 1,318,835 of the Shares are reserved for issuance under the Plan, 97,771 of the Shares are currently potentially issuable upon the exercise of outstanding Options at an exercise price of US$7.50 per share, 160,000 of Shares are potentially issuable upon the exercise of outstanding Options currently issued and outstanding at an exercise price of C$2.50 (approximately US$2.02) per share, 550,000 of the Shares are currently potentially issuable upon the exercise of outstanding options issued and outstanding at an exercise price of US$2.50 per share and 250,000 of the Shares are currently potentially issuable upon the exercise of outstanding Options issued and outstanding at an exercise price of US$2.25 per Share.

Options give the option holder the right to acquire from us a designated number of Shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Outstanding share-based awards and option-based awards

During the Company's financial year ended June 30, 2023, the following compensation securities were issued or granted to the NEOs of the Company:

Option Based Awards					Share Based Awards
Name	Number of securities underlying unexercised options	Option Exercise Price ($US)	Option expiration date	Value of unexercised in-the- money options ($US)(1)	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested ($US)	Market or payout value of share- based awards not paid out or distributed ($US)
Frank Wheatley	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Peretz Schapiro	50,000	$2.50	January 30, 2028	Nil	37,500	Nil	Nil
Keith Li	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Youngs	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Phillip Gross	397,658	$7.50	November 18, 2026	Nil	Nil	Nil	Nil
Derek Knight	228,489	$7.50	November 18, 2026	Nil	Nil	Nil	Nil
Dale Schultz	228,489	$7.50	November 18, 2026	Nil	Nil	Nil	Nil
	50,000	$2.50	January 30, 2028	37,500	Nil	Nil	Nil

(1) Based upon the closing price of the Shares as at June 30, 2023, which was $2.27 per share.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Frank Wheatley	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Peretz Schapiro	$95,249 (US$71,097)	$295,123 (US$220,290)	$Nil (US$Nil)
Keith Li	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Brian Youngs	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Phillip Gross	$265,814 (US$198,413)	$Nil (US$Nil)	$Nil (US$Nil)
Derek Knight	$152,733 (US$114,005)	$Nil (US$Nil)	$Nil (US$Nil)
Dale Schultz	$247,982 (US$185,103)	$12,377 (US$9,239)	$Nil (US$Nil)

Director Compensation

During the financial year ending June 30, 2023, Directors were compensated by receiving a monthly retainer fee of US$3,000 for their participation on the Board.

Director Compensation Table
Name (1)	Fees Earned ($)	Shared Based Awards ($)	Option Based Awards ($)	Non- incentive plan compensation ($)	Value of all other compensation ($)	Total ($)(1)
Peretz Schapiro	$28,290 (US$21,000)	$295,123 (US$220,290)	$95,249 (US$71,097)	Nil	Nil	$418,662 (US$312,387)
Nachum Labkowski	$132,307 (US$98,000)	$562,619 (US$419,959)	$255,854 (US$190,979)	Nil	$334,738 (US$250,000)	$1,285,518 (US$958,938)
Kathleen Skerrett	$23,105 (US$17,000)	$12,377 (US$9,239)	$95,249 (US$71,097)	Nil	Nil	$130,729 (US$97,581)
Brian Imrie	$20,301 (US$12,000)	$12,377 (US$9,239)	$95,249 (US$71,097)	Nil	Nil	$127,927 (US$95,489)
Shlomo Kievman	$24,202 (US$18,000)	$12,377 (US$9,239)	$95,249 (US$71,097)	Nil	Nil	$131,828 (US$98,336)

(1) Directors' fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year.

Plan Category	Number of Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options ($)	Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in the first column)
Equity Compensation Plans approved by securityholders	1,462,407	$5.69	944,325
Equity Compensation Plans not approved by securityholders	Nil	Nil	Nil
Total	1,462,407	$5.69	944,325

AUDIT COMMITTEE

The overall purpose of the audit committee (the "Audit Committee") of the Company is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosure, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee's responsibilities in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, review of the Company's public disclosure documents that contain financial information, oversight of the work and review of the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. A copy of the charter of the Audit Committee is set forth in Schedule "D" to this Circular.

Audit Committee Composition

The following were the members of the Audit Committee, as at the end of our last fiscal year:

Name	Independent	Financially Literacy
Brian Imrie (Chair)	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Shlomo Kievman	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Kathleen Skerrett	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)

(1) As defined by National Instrument 52-110 - Audit Committees ("NI 52-110") and by Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules.
(2) As defined by NI 52-110
(3) As defined by Item 407(d)(5) of Regulation S-K.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance but does have informal meetings where such persons have not been present. To facilitate open and candid discussion among the independent directors, the independent directors may hold in camera sessions at Board meetings. The independent directors may in future consider holding regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Currently, the Board is satisfied that it exercises its responsibilities for independent oversight of management. The ability to establish ad hoc committees comprised of a majority of independent directors provides the Board with the ability to meet independently of management whenever deemed necessary or appropriate and the chair of each such ad hoc committee provides leadership for such committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Relevant Education and Experience

All of the members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of the quarterly and annual financial statements, dealing with the auditors, or as a member of the Audit Committee. All members have the ability to read, analyze, and understand the complexities surrounding the issuance of financial statements. The following sets out the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

Brian Imrie. Mr. Imrie has over 30 years of experience as an investment banker, primarily with global firms, providing advice and raising capital for companies in multiple industries. Mr. Imrie received his MBA from Harvard University in 1987 and his BA in Economics from the University of Toronto in 1983.

Shlomo Kievman. Mr. Kievman has managed and founded several ventures and businesses for over two decades, has an in-depth understanding and operational capacity for planning and analysis, business development, forecasting, financial analysis, capital commitment planning and competitive analysis for bench marking. He is the principal of Crown Equities, an investment firm transforming the global resources sector. Mr. Kievman graduated university with a BA in Liberal Arts.

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining, and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University of Toronto in 1994. Ms. Skerrett has also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course.

Reliance on Certain Exemptions

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company's independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders' approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company's total outstanding common shares (or securities exercisable for the Company's common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation - Nasdaq Ruled 5635(c)

The Company will not seek shareholders' approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in the last two financial years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2023	$41,000 (US$30,604)	$9,000 (US$6,718)	NIL	$8,000 (US$5,971)	$58,000 (US$43,293)
2022	40,000 (US$29,857)	$8,000 (US$5,971)	NIL	$16,500 (US$12,316)	$64,500 (US$48,144)

COMPENSATION COMMITTEE

The Compensation Committee consists of Nachum Labkowski, Peretz Schapiro and Shlomo Kievman. Nachum Labkowski serves as chairman of the Compensation Committee. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. All of the members of the Compensation Committee are independent. The Company's compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility.

At this time, the Board has not established any specific performance criteria or goals. While the determination of the compensation of NEOs is subjective, the directors of the Company as a whole, considered among other things, (i) the position held, including the roles and responsibilities of the NEOs; and (ii) the individual experience and skills of, and expected contributions from the NEOs.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. In general, a NEO's compensation is comprised of salary, wages or contractor payments and stock option grants.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee's performance and the adequacy of its charter.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee (the "Nominating and Corporate Governance Committee") consists of Nachum Labkowski, Peretz Schapiro and Kathleen Skerrett. Kathleen Skerrett serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the Board by reviewing nominees for election to the board submitted by shareholders and recommending to the Board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the Board; (ii) advising the Board with respect to Board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee's methods for identifying candidates for election to the Board will include the solicitation of ideas for possible candidates from a number of sources - members of the Company's Board, our executives, individuals personally known to the members of the Board, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate's judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate's ability to contribute to the effective management of the Company, taking into account the needs of our company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which the Company operates.

STATEMENT OF CORPORATE GOVERNANCE

National Policy 58-101 - Corporate Governance Guidelines ("NI 58-101") has set out best practice guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Below is a description of the Company's corporate governance practices in relation to the Guidelines.

Board

For the purposes of NI 58-101, a director is considered "independent" if he/she/it does not have any direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgement. The Board is currently comprised of five members, three of whom the Board has determined are "independent directors" within the meaning of NI 58-101.

Currently, of the Company's five directors, all other than Nachum Labkowski (being the Chair of the Board), are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination is that, since the date of incorporation of the Company, other than within an interim basis, none of the independent directors have worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company.

The Board has implemented processes to ensure it is able to function independently of Management. To enhance its ability to act independent of Management, the Board may meet in the absence of members of Management and the non-independent directors may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. Such meetings of the independent directors occur on an ad hoc basis, as and when required. The independent members of the Board have not had a meeting at which non-independent directors and members of management are not in attendance. The Chair of the Board is not an independent director and the Board has not appointed a lead director.

Board Mandate

The Board does not have a written mandate. However, the Board is responsible for the stewardship of the Company and for supervising the management of its business and affairs. While Management is responsible for the day-to-day conduct of the Company's business, in carrying out its supervisory responsibilities, the Board will oversee the development, adoption and implementation of the Company's strategies and plans.

The Board's responsibilities, either directly or through committees of the Board, include: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying the Company's principal risks and ensuring the implementation of appropriate systems to manage these risks; (c) ensuring appropriate succession planning, including appointing, training and monitoring senior Management; (d) developing a communications policy for the Company; (e) monitoring and ensuring the integrity of the Company's internal control and management information systems; (f) ensuring appropriate standards of corporate conduct, including adopting and monitoring compliance of a code of business conduct and ethics; (g) reviewing and approving material transactions not in the ordinary course of business; (h) reviewing and approving compensation and/or changes in senior Management; (i) developing appropriate, applicable corporate governance principles and guidelines; (j) reviewing annually the contribution of the Board as a whole, the committees of the Board and each of the directors; and (k) reviewing and approving the financial statements, annual capital budget and any material changes to the operating budget.

Position Descriptions

Given the small size of the Company's infrastructure and the existence of formal charters governing each of the committees of the Board, the Board does not feel that it is necessary at this time to formalize position descriptions for the CEO, Chairperson of the Board or the Chair of each such committee in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice.

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new Board members, sufficient information (such as recent financial statements, prospectuses, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with the Company's business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with Management on a regular basis. The Company also encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company.

Ethical Business Conduct

The Board does not take any formal measures to encourage and promote a culture of ethical business conduct but does rely upon the selection of persons as directors, officers and employees who they consider to meet the highest ethical standards.

The Board itself must comply with the conflict of interest provisions of the MCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has established the nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), which is responsible for the appointment and assessment of directors. The members of the Nominating and Corporate Governance Committee are Kathleen Skerrett (Chair), Nachum Labkowski and Peretz Schapiro. All are independent within the meaning of NI 58-101. While there are no specific criteria for Board membership, the Company attempts to attract and maintain directors with business knowledge and a particular knowledge of mineral exploration and development or other areas (such as finance) which provide knowledge which would assist in guiding the officers of the Company. As such, nominations tend to be the result of recruitment efforts by management and discussions among the directors prior to the consideration of the Nominating and Corporate Governance Committee and Board as a whole.

Other Board Committees

The Board currently has the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as their only standing committees.

Assessments

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review has regard to the mandate or charter of the Board or committee and identifies any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Company. The Board is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board is concerned that imposing inflexible director term limits or mandatory retirement ages would discount the value of experience of the Company's history and culture and the importance of continuity and risk the loss of key directors. The Board has therefore elected not to adopt term limits or mandatory retirement policies, but rather relies on the collective experience and judgement of its members to determine when changes in the Board are appropriate. Shareholder feedback and voting results are also considered by the Board in this regard.

Diversity Policy

The members of the Board have diverse backgrounds and expertise and were selected with the belief that the Company and its stakeholders would benefit from such a broad range of talent and experience. The Board considers merit as the key requirement for board appointments. The members of the Board are currently comprised of 20% (1/5) women and the senior management team is comprised of no women. The Company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of Management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Nominating and Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of mineral exploration and development or other areas (such as finance) as desired at that particular time by the Company, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board's breadth of experience.

Company's Targets for Women on the Board and in Executive Officer Positions

Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Nominating and Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. These diverse skills and backgrounds help to create a business environment that contains a range of diverse perspectives and is an environment in which all employees and directors are treated with fairness and respect and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Company has not adopted targets based on any specific area of diversity and does not yet set targets for women on the Board or in executive officer positions.

Currently, one of the five members of the Board (20%) is a woman. None of the executive officers of the Company is a woman.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is not as of the date hereof and has not been since the beginning of the Company's last completed financial year, any indebtedness owing to the Company by the directors and senior officers of the Company or any of their associates or affiliates, except as disclosed in this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular and to the knowledge of Management, no members of Management, no Proposed Nominee or any associate or affiliate of any Management member or Proposed Nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Management, there is no material interest, direct or indirect, of (i) any director or executive officer of the Company, (ii) any person who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person as underwriter in the course of a distribution, (iii) the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities, (iv) any director or executive officer of a subsidiary of the Company or any person identified in clauses (i), (ii) or (iii), (v) any Proposed Nominee and (vi) any associate or affiliate of any of the persons identified in clauses (i), (ii), (iii), (iv) or (v), in any transaction since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Please note that not all information relating to such types of material interests is reasonably within the power of Management to obtain since such information is only available to the Board and management of Snow Lake.

OTHER MATTERS

The Management is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Circular.

ADDITIONAL INFORMATION

Additional company information is available on EDGAR at https://www.sec.gov/edgar/searchedgar/companysearch.  Shareholders may request copies of the Company's financial statements as at and for the financial year ended June 30, 2023 free of charge by contacting Frank Wheatley, the Company's Chief Executive Officer via email at fw@snowlakelithium.com or by telephone at 204-815-5806. Financial information is provided in the Company's comparative financial statements for its most recently completed financial year ended June 30, 2023.

SOURCES OF INFORMATION

Unless otherwise noted, the information concerning the Company contained in this Circular has been taken from or is based upon documents or records that Management has access to or knowledge of as a result of their position as shareholders, directors and/or officers of the Company.

Although Management has no knowledge that would indicate that any statements contained therein are untrue or incomplete, they do not assume any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose material information which may affect the significance or accuracy of such information.

APPROVAL AND CERTIFICATION

The contents of this Circular and the sending thereof to the Shareholders, directors and auditor of the Company have been approved by the Board.

DATED March 28, 2024.

(signed) "Nachum Labkowski"
Nachum Labkowski Chairman of the Board

SCHEDULE "A"

SECTION 184 OF THE CORPORATIONS ACT (MANITOBA)

Right to dissent

184(1)

Subject to sections 185 and 234, and any unanimous shareholder agreement, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under clause 185(10)(d) that affects the holder or if the corporation resolves

(a) to amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; or

(b) to amend its articles under section 167 to add, change or remove any restriction upon the business or businesses that the corporation may carry on; or

(c) to amalgamate with another corporation, otherwise than under section 178; or

(d) to be continued under the laws of another jurisdiction under section 182; or

(e) to sell, lease or exchange all or substantially all its property under subsection 183(3); or

(f) to amend its articles under subsection 167(2) to convert the corporation from a corporation with share capital into a corporation without share capital; or

(g) to amend its articles under subsection 167(2) to convert the corporation from a corporation without share capital into a corporation with share capital, where the articles contain a provision that upon dissolution the remaining property is to be distributed among the members as provided in section 277; or

(h) if it is a corporation without share capital, to amend its articles under section 167 to prevent a distribution to the members on dissolution.

Further right to dissent

184(2)

A holder of shares of any class or series of shares entitled to vote under section 170 may dissent if the corporation resolves to amend its articles in a manner described in that section.

Payment for shares

184(3)

In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under subsection 185(10) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect to which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

184(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

184(5)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

Notice of resolution

184(6)

The corporation shall, within 10 days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but the notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

Demand for payment

184(7)

A dissenting shareholder shall, within 20 days after he receives a notice under subsection (6) or, if he does not receive the notice, within 20 days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a) his name and address;

(b) the number and class of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

Share certificate

184(8)

A dissenting shareholder shall, within 30 days after sending a notice under subsection (7), send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

Forfeiture

184(9)

A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

184(10)

A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

184(11)

On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12);

(b) the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice; or

(c) the directors revoke a resolution to amend the articles under subsection 167(8) or 168(3), terminate an amalgamation agreement under subsection 177(6) or an application for continuance under subsection 182(6), or abandon a sale, lease or exchange under subsection 183(8);

and in that case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (7).

Offer to pay

184(12)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent the notice

(a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

184(13)

Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

184(14)

Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within 10 days after an offer made under subsection (12) has been accepted, but that offer lapses if the corporation does not receive an acceptance thereof within 30 days after the offer has been made.

Corporation application to court

184(15)

Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within 50 days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

184(16)

If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

Venue

184(17)

An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

184(18)

A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

184(19)

Upon an application under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

Powers of court

184(20)

Upon an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

184(21)

A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

184(22)

The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

Interest

184(23)

A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

184(24)

If subsection (26) applies, the corporation shall, within 10 days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

184(25)

If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving a notice under subsection (24) may

(a) withdraw his notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

184(26)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE "B"

SECTION 182 AND 187 OF THE CORPORATIONS ACT (MANITOBA)

Continuance outside Manitoba

182(1) Subject to subsections (2), (3) and (11), a corporation may, if it is authorized by the shareholders in accordance with this section, and if it establishes to the satisfaction of the Director that its proposed continuance in another jurisdiction will not adversely affect creditors or shareholders of the corporation, apply to the appropriate official or public body of another jurisdiction requesting that the corporation be continued as if it had been incorporated under the laws of that other jurisdiction.

Limitation period

182(2) The approval of the Director to a continuance in another jurisdiction expires 90 days after the date of the approval unless, within the 90 day period, the corporation is continued under the laws of the other jurisdiction.

Exception

182(3) A corporation to which Part XXI, XXII, XXIII or XXIV applies and that is incorporated under this Act or under any Act for which this Act is substituted shall not apply for continuance in another jurisdiction without the prior consent of the minister.

Notice of meeting

182(4) A notice of a meeting of shareholders complying with section 129 shall be sent in accordance with that section to each shareholder and shall state that a dissenting shareholder is entitled to be paid the fair value of his shares in accordance with section 184, but failure to make that statement does not invalidate a discontinuance under this Act.

Right to vote

182(5) Each share of the corporation carries the right to vote in respect of a continuance whether or not it otherwise carries the right to vote.

Shareholder approval

182(6) An application for continuance becomes authorized when the shareholders voting thereon have approved of the continuance by a special resolution.

Termination

182(7) The directors of a corporation may, if authorized by the shareholders at the time of approving an application for continuance under this section, abandon the application without further approval of the shareholders.

Notice of discontinuance

182(8) Upon receipt of notice satisfactory to him that the corporation has been continued under the laws of another jurisdiction, the Director shall issue a certificate of discontinuance in accordance with section 255.

Notice deemed to be articles

182(9) For the purposes of section 255, a notice referred to in subsection (8) is deemed to be articles in the form the Director requires.

Rights preserved

182(10) Subject to Part XVI, this Act ceases to apply to the corporation on the date that the corporation was continued under the laws of the other jurisdiction.

Prohibition

182(11) A corporation shall not be continued as a body corporate under the laws of another jurisdiction unless those laws provide in effect that

(a) the property of the corporation continues to be the property of the body corporate;

(b) the body corporate continues to be liable for the obligations of the corporation;

(c) an existing cause of action, claim or liability to prosecution is unaffected;

(d) a civil, criminal or administrative action or proceeding pending by or against the corporation may be continued to be prosecuted by or against the body corporate; and

(e) a conviction against, or ruling, order or judgment in favour of or against the corporation may be enforced by or against the body corporate.

Continued corporation carrying on business in Manitoba

182(12) A corporation continued as a body corporate under the laws of another jurisdiction that has not ceased to carry on business in Manitoba shall comply with the provisions of subsection 192(3).

Special Act corporation prohibited

182(13) A corporation incorporated by a special Act of the Legislature, other than a corporation to which Part XXIV applies, shall not under this section apply for continuance in another jurisdiction.

PART XVI
REGISTRATION OF BODIES CORPORATE

Application

187(1) This Part, except where it is otherwise expressly provided, applies to every body corporate carrying on its business or undertaking in Manitoba, other than a body corporate licensed under the Insurance Act as an insurer, or a body corporate created solely for religious purposes.

Carrying on business

187(2) For the purposes of this Part, a body corporate is deemed to be carrying on its business or undertaking in Manitoba if

(a) it has a resident agent or representative, or a warehouse, office or place of business in Manitoba; or

(b) its name or any name under which it carries on business, together with an address for the body corporate in Manitoba, is listed in a Manitoba telephone directory; or

(c) its name or any name under which it carries on business, together with an address for the body corporate in Manitoba, is included in any advertisement advertising the business or any product of the body corporate; or

(d) it is the registered owner of real property situate in Manitoba; or

(e) it otherwise carries on its business or undertaking in Manitoba.

Registration of corporations

187(3) A corporation incorporated or continued under this Act is deemed to be registered concurrently with the issuance of its certificate of incorporation or continuance, an extra-provincial body corporate shall be registered before, and a body corporate incorporated under the laws of Canada shall be registered within 30 days after commencing its business or undertaking in the province; and any other class of bodies corporate carrying on their business or undertaking in the province, shall be registered before commencing to carry on the business or undertaking in the province; and no body corporate shall carry on its business or undertaking in Manitoba unless so registered.

Registration of trust and loan corporations

187(3.1) Notwithstanding subsection (3), a body corporate incorporated under the laws of Canada that is required to have a business authorization under Part XXIV shall be registered before commencing to carry on its business or undertaking in the province.

Compliance

187(4) Upon an application for registration under this Part, the applicant shall establish, to the satisfaction of the Director, that the provisions of this Act and the regulations made thereunder have been complied with.

Penalty

187(5) Every body corporate that carries on its business or undertaking in the province without being registered, and every director and officer of the body corporate, and every representative or agent acting in any capacity for the body corporate so carrying on its business or undertaking, is respectively guilty of an offence and is liable to a penalty of $50. for every day the business or undertaking is so carried on.

SCHEDULE "C"

AMENDED AND RESTATED BY-LAW NO 1

A by-law relating generally to the regulation of the

business and affairs of

SNOW LAKE RESOURCES LTD.

(the "Corporation")

SECTION ONE
INTERPRETATION

1.1 Definitions.

In this by-law and in all other by-laws of the Corporation, unless the context otherwise requires:

"Act" means The Corporations Act (Manitoba) as amended or re-enacted from time to time and includes the regulations made pursuant to it;

"articles" means the articles of incorporation of the Corporation, as amended from time to time;

"board" means the board of directors of the Corporation;

"by-laws" means all by-laws of the Corporation;

"director" means a director of the Corporation;

"electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"information system" means a system used to generate, send, receive, store, or otherwise process an electronic document;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act (Manitoba); and

"number of directors" means the number of directors of the Corporation provided for in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation most recently elected by the shareholders of the Corporation.

1.2 Each term used in the by-laws of the Corporation and defined in the Act has the meaning given to that term in the Act.

1.3 In all by-laws of the Corporation, the singular includes the plural and the plural the singular and words in one gender include all genders.

1.4 Headings used in all by-laws are for convenience of reference only and shall not affect the construction or interpretation of the by-laws.

1.5 If any of the provisions contained in this by-law are inconsistent with those contained in the articles or a unanimous shareholder agreement, the provisions contained in the articles or unanimous shareholder agreement, as the case may be, shall prevail.

SECTION TWO
DIRECTORS

2.1 Quorum.  The quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors.  If, however, the number of directors is two, both directors must be present to constitute a quorum.

2.2 Qualification.  No person shall be qualified for election as a director if that person is less than 18 years of age, if that person is not an individual, or if that person has the status of a bankrupt.  A director need not be a shareholder.  At least twenty-five percent of the directors must be resident Canadians.  However, if the Corporation has fewer than four directors, at least one director must be a resident Canadian.

2.3 Election and Term.  The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders.  A director not elected for an expressly stated term shall cease to hold office at the close of the first annual meeting following that director's election or appointment.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

2.4 Removal of Directors.  Subject to the Act, the shareholders may by ordinary resolution passed at an annual or special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the directors.

2.5 Vacation of Office.  A director ceases to hold office when that director dies or resigns, is removed from office in accordance with the Act, or ceases to be qualified for election as a director in accordance with the Act.  A director also ceases to hold office when that director's written resignation is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

2.6 Vacancies.  Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum or maximum number of directors or from a failure of the shareholders to elect the number or minimum number of directors provided for in the articles.

2.7 Remuneration and Expenses.  The directors shall be paid such remuneration for their services as the board may from time to time determine and shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing in this by-law precludes any director from serving the Corporation in any other capacity and receiving remuneration for doing so.

SECTION THREE
MEETINGS OF DIRECTORS

3.1 Canadian Majority.  The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, or, if the Corporation has fewer than 4 directors, at least one of the directors present is a resident Canadian.  The board may, however, transact business at a meeting of directors when the number of directors who are required to be residents of Canada is not present if:

(a) a director who is a resident of Canada and is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b) the number of directors who are required to be residents of Canada would have been present had that director been present at the meeting.

3.2 Meetings by Telephone, Electronic or Other Communication Facility.  A director may, to the extent and in the manner permitted by law, participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.  A director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting.  Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.3 Place of Meetings.  Meetings of the board may be held at any place within or outside Canada.  In any financial year of the Corporation, a majority of the meetings of the board need not be held within Canada.

3.4 Calling of Meetings.  Meetings of the board may be convened at any time by the president or any two directors upon notice given to all directors in accordance with subsection 3.5.

3.5 Notice of Meeting.  Notice of the time and place of each meeting of the board shall be given in the manner provided in subsection 11.1 to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed, or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.

3.6 Waiver of Notice.  A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board including by sending an electronic document to that effect.  Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been properly called.

3.7 First Meeting of New Board.  If a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.8 Adjourned Meeting.  Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.9 Regular Meetings.  The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose of that meeting or the business to be transacted at it to be specified.

3.10 Chair.  The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director, is present at the meeting and is willing to serve:  chair of the board, chief executive officer, president, or a vice-president (in order of seniority).  If no such officer is present and willing to serve, the directors present shall choose one of their number to be chair.

3.11 Votes to Govern.  At all meetings of the board, every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

3.12 One Director Meeting.  Where the board consists of only one director, that director may constitute a meeting.

SECTION FOUR
COMMITTEES

4.1 Committee of Directors.  The board may appoint from their number one or more committees of the board, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of the board has no authority to exercise.

4.2 Transaction of Business.  The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place within or outside Manitoba.

4.3 Procedure.  Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.  To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

SECTION FIVE
OFFICERS

5.1 Appointment.  The board may designate the offices of the Corporation and from time to time appoint a chair of the board, chief executive officer, president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  One person may hold more than one office and, except for the chair of the board, an officer need not be a director.

5.2 Chair of the Board.  If appointed, the board may assign to the chair of the board any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer or to the president and subject to the Act, such other powers and duties as the board may specify.  The chair of the board shall, when present, preside at all meetings of the board and shareholders.  Subject to subsections 3.10 and 7.9, during the absence or disability of the chair of the board, the duties of the chair of the board shall be performed, and the powers exercised, by the first mentioned of the following officers then in office:  the chief executive officer, the president, or a vice-president (in order of seniority).

5.3 Chief Executive Officer.  If appointed, the chief executive officer shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation.  The chief executive officer shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.  During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

5.4 President.  If appointed, the president shall have general supervision of the business and affairs of the Corporation, subject to the direction and authority of the board, the chair of the board and the chief executive officer and shall have such other powers and duties as the board may specify.  During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.  In the absence of the appointment of a chief executive officer or the designation of the chair of the board as such, the president shall be the chief executive officer of the Corporation.  Otherwise, the president shall be the chief operating officer of the Corporation.

5.5 Vice-President.  If appointed, the vice-president, or if more than one, the vice-presidents, in order of seniority as designated by the board, shall be vested with all the powers and perform all the duties of the president if the president is absent, refuses to act or is unable to act.  No vice-president, however, shall preside at any meeting of the directors unless appointed to do so by the board.  A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

5.6 Secretary.  If appointed, the secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose, minutes of all proceedings.  The secretary shall also give or cause to be given, as and when instructed, all notices to shareholders, directors, officers and auditors shall be the custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as the board or the chief executive officer may specify.

5.7 Treasurer.  If appointed, the treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation.  The treasurer shall render to the board, whenever required, an account of all transactions as treasurer and of the financial position of the Corporation and shall have such other powers and duties as the board or the chief executive officer may specify.

5.8 Powers and Duties of Other Officers.  The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.9 Variation of Powers and Duties.  Subject to the provisions of the Act, the board may from time to time vary, add to or limit the powers and duties of any officer.

5.10 Term of Office.  The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract.  Otherwise, each officer appointed by the board shall hold office until a successor is appointed, except that the term of office of the chair of the board shall expire when that individual ceases to be a director.

5.11 Agents and Attorneys.  The board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Manitoba with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

5.12 Fidelity Bonds.  The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their duties, in such form and with such surety as the board may from time to time prescribe.

SECTION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.1 Limitation of Liability.  No director or officer shall be liable (i) for the acts, receipts, neglects or defaults of any other director, officer, employee, or agent, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, (vi) for any loss occasioned by any error of judgment or oversight on the part of that person, (vii) for any other loss, damage or misfortune whatever which happen in the execution of the duties of that person's office or in relation thereto, unless the same are occasioned by that person's own wilful neglect or default.  Nothing in this by-law, however, relieves any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

6.2 Indemnity.  The Corporation agrees to indemnify each director and officer of the Corporation, each former director and officer of the Corporation and each individual who acts or acted at the Corporation's request as a director or officer, or each individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

6.3 Advance of costs.  The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 6.2. The individual shall repay the moneys if the individual does not fulfil the conditions of subsection 6.4.

6.4 Limitation in Indemnity.  The Corporation's indemnity granted in subsection 6.2 applies, however, only to the extent that the individual seeking indemnity:

(a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

6.5 Insurance.  Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in subsection 6.2, as the board may from time to time determine.

SECTION SEVEN
MEETINGS OF SHAREHOLDERS

7.1 Annual Meetings.  The annual meeting of shareholders shall be held at such time in each year and, subject to subsection 7.3, at such place as the board, the chair of the board, the chief executive officer or the president may from time to time determine.  Such meetings shall be held for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

7.2 Special Meetings.  The board, the chair of the board, the chief executive officer or the president or the holders of not less than five percent (5%) of the issued and outstanding shares of the Corporation that carry the right to vote at a meeting sought, shall have power to call a special meeting of shareholders at any time.

7.3 Place of Meetings.  Meetings of shareholders shall be held at the place where the registered office of the Corporation is situated or, if the board so determines, at some other place within Manitoba or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Manitoba.

7.4 Meetings by Telephone, Electronic or Other Communication Facility.  Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.  The directors or the shareholders of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

7.5 Notice of Meetings.  Notice of the time and place of each meeting of shareholders (and of each meeting of shareholders adjourned for an aggregate of 30 days or more) shall be given in the manner provided in subsection 11.1 not less than 21 days and not more than 50 days before the date of the meeting, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit a shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of or otherwise consent to a meeting of shareholders.

7.6 List of Shareholders Entitled to Notice.  For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder.  If a record date for the meeting is fixed pursuant to subsection 7.7, the shareholders listed shall be those registered at the close of business on the record date and such list shall be prepared not later than ten days after such record date.  If no record date is fixed, the list shall be prepared at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held and shall list all shareholders registered at such time.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

7.7 Record Date for Notice.  The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting.  Notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

7.8 Waiver of Notice.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

7.9 Chair, Secretary and Scrutineers.  The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer, president, or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.10 Persons Entitled to be Present.  The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote at that meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.11 Quorum.  A quorum at any meeting of shareholders (unless a great number of persons are required to be present or a greater number of shares are required by the Act or by the articles or by any other bylaw) shall be two persons in number, representing in the aggregate not less than forty (40%) percent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

7.12 Right to Vote.  Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in subsection 7.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite the name of that person except to the extent that such person has transferred any shares after the date on which the list is prepared or, where a record date has been fixed, after the record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that the person owns such shares, demands at any time prior to the meeting that the name of that person be included to vote the transferred shares at the meeting.  In the absence of such a list, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

7.13 Proxies.  Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or the attorney of that shareholder and shall conform with the requirements of the Act.

7.14 Time for Deposit of Proxies.  The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

7.15 Joint Shareholders.  If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

7.16 Votes to Govern.  At any meeting of shareholders every question shall, unless otherwise required by law, be determined by the majority of the votes cast on the question.  In the case of an equality of votes either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

7.17 Show of Hands.  Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting as to the result of the vote upon the question and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders upon such question.

7.18 Ballots.  On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may demand a ballot.  A ballot so demanded shall be taken in such manner as the chair shall direct.  A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  The result of the ballot so taken shall be the decision of the shareholders upon the question.

7.19 Electronic Voting by Shareholders.  Any vote at a meeting of the shareholders may be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

7.20 Voting while participating electronically.  Any person participating in a meeting of shareholders by electronic means as provided in subsection 7.4 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

7.21 Resolution in Writing.  A resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

SECTION EIGHT
SECURITIES

8.1 Registration of Transfer. If a certificated security in registered form is presented to the Corporation with a request to register a transfer of the certificated security or an instruction is presented to the Corporation with a request to register a transfer of an uncertificated security, the Corporation must register the transfer in accordance with the Act and The Securities Transfer Act (Manitoba).

8.2 Transfer Agents and Registrars.  The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent.  The board may at any time terminate any such appointment.

8.3 Lien on Shares.  The Corporation has a lien on any share or shares registered in the name of a shareholder or the legal representative of that shareholder for any debt of that shareholder to the Corporation.

8.4 Enforcement of Lien.  The lien referred to in subsection 8.3 may be enforced by any means permitted by law and:

(a) where the share or shares are redeemable pursuant to the articles of the Corporation by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arm's length to the Corporation, and including, without limitation, any officer or director of the Corporation, for the best price which the directors consider to be obtainable for such share or shares; or

(d) by refusing to register a transfer of such share or shares until the debt is paid.

8.5 Security Certificates.  Share certificates shall, subject to compliance with the Act, be in such form as the board may from time to time by resolution approve and such share certificates shall be signed by any one director or officer of the Corporation.  Where the Corporation has appointed a transfer or a branch transfer agent, the signature of all signatories maybe engraved, lithographed or otherwise mechanically reproduced upon certificates for shares in the capital of the Corporation, and when countersigned by or on behalf of a transfer agent or a branch transfer agent of the Corporation, certificates so signed shall be deemed to have been manually signed by the officer(s) or director(s) of the Corporation whose signature or signatures are so engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they had been manually signed.

8.6 Replacement of Security Certificates.  The board or any officer or agent designated by the board may in its or his or her discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses (including legal and transfer agent fees and expenses) and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.7 Joint Shareholders.  If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.8 Deceased Security Holders.  Subject to the provisions of subsection 8.9, in the event of the death of a holder of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation, which reasonable requirements shall, in the discretion of the board, not necessarily include the production of letters probate or letters of administration.

8.9 Deceased Jointly-Held Security Holders.  Where a share is registered in the name of two or more persons as joint holders with rights of survivorship, upon satisfactory proof of the death of one joint holder and without the requirement of letters probate or letters of administration, the Corporation shall treat the surviving joint holder(s) as the sole owner(s) of the share effective as of the date of death of such joint holder and the Corporation shall make the appropriate entry in the securities register to reflect such ownership.

8.10 Electronic, Book-Based or Other Non-Certified Registration Positions.  For greater certainty, but subject to the Act, a registered securityholder may have his or her holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of the security holders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any).  This by-law shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate.  The Corporation and its transfer agent (if any) may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable, in order to facilitate the adoption and maintenance of a security registration system by electronic, book-based, direct registration system or other non-certificated means.

SECTION NINE
DIVIDENDS AND RIGHTS

9.1 Dividends.  Subject to the Act, the board may from time to time by resolution declare, and the Corporation may, pay dividends to the shareholders according to their respective rights and interests in the Corporation.

Dividends may be paid in money or property, subject to the restrictions on the declaration and payment thereof under the Act, or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2 Dividend Cheques.  A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of that holder, unless such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-receipt of Cheques.  If any person entitled to receive a dividend cheque notifies the Corporation that the cheque has not been received, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4 Record Date for Dividends and Rights.  The board may fix in advance a date as a record date for the determination of the persons entitled to receive payment of dividends and to subscribe for securities of the Corporation.  Such record date shall not precede by more than 60 days the particular action to be taken.  Notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, unless notice of the record date is waived by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date.  If the shares of the Corporation are listed for trading on one or more stock exchanges in Canada, notice of such record date shall also be sent to such stock exchanges.  Where no record date is fixed in advance, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5 Unclaimed Dividends.  Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
GENERAL

10.1 Execution of Instruments.  Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates, guarantees and indemnities and other instruments may be signed on behalf of the Corporation by any two of the chief executive officer, the president, the chair of the board, any vice-president, any director, the secretary, the treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal, if any, to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

10.2 Voting Rights in other Corporations.  All securities carrying voting rights of any other corporation held from time to time by the Corporation may be voted at any and all meetings of shareholders, bond holders, debenture holders or holders of other securities (as the case may be) of such other corporation and in such manner as the board may from time to time determine.  Any person or persons authorized to sign on behalf of the Corporation may also from time to time (i) execute and deliver proxies for and on behalf of the Corporation and (ii) arrange for the issuance of voting certificates or other evidence of the right to vote for and on behalf of the Corporation in such names as they may determine.

SECTION ELEVEN
NOTICES

11.1 Method of Sending Notice.  Any notice (which term includes any communication or document) to be sent pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, or to the auditor shall be sufficiently sent if (i) delivered personally to the person to whom it is to be sent, (ii) delivered to the recorded address or mailed to the recorded address of that person by prepaid mail (iii) sent to that person at the recorded address by any means of prepaid transmitted or recorded communication or (iv) provided as an electronic document to the information system of that person.  A notice so delivered shall be deemed to have been sent when it is delivered personally or to the recorded address.  A notice so mailed shall be deemed to have been sent when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing.  A notice so sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been sent when dispatched by the Corporation if it uses its own facilities or information system and otherwise when delivered to the appropriate communication company or agency or its representative for dispatch.  Notices sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been received on the business day on which such notices were sent, or on the next business day following, if sent on a day other than a business day.  The secretary may change or cause to be changed the recorded address, including any address to which electronic communications of any kind may be sent, of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.  The recorded address of a director shall be the latest address of that director as shown in the records of the Corporation.

11.2 A requirement under the Act or this by-law to provide a person with a notice, document or other information is not satisfied by the provision of an electronic document unless

(a) the addressee has consented, in the manner prescribed under the Act, and has designated an information system for the receipt of the electronic document;

(b) the electronic document is provided to the designated information system, unless otherwise prescribed in the Act;

(c) the Act has been complied with;

(d) the information in the electronic document is accessible by the sender so as to be usable for subsequent reference; and

(e) the information in the electronic document is accessible by the addressee and capable of being retained by the addressee, so as to be usable for subsequent reference.

An addressee may revoke consent to receive electronic documents in the manner prescribed in the Act.

A requirement under the Act for one or more copies of a document to be provided to a single addressee at the same time is satisfied by the provision of a single version of the electronic document.  A requirement under the Act to provide a document by registered mail is not satisfied by the sending of an electronic document unless prescribed under the Act.

11.3 A requirement under the Act for a signature or for a document to be executed, except with respect to a statutory declaration or an affidavit, is satisfied if, in relation to an electronic document, the requirements prescribed under the Act are met and if the signature results from the application by a person of a technology or a process that permits the following to be proven:

(a) the signature resulting from the use by a person of the technology or process is unique to the person;

(b) the technology or process is used by a person to incorporate, attach or associate the person's signature to the electronic document; and

(c) the technology or process can be used to identify the person using the technology or process.

11.4 Notice to Joint Shareholders.  If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice sent to one of such persons shall be sufficient notice to all of them.

11.5 Computation of Time.  In computing the date when notice must be sent under any provision requiring a specified number of days notice of any meeting or other event, both the date of sending the notice and the date of the meeting or other event shall be excluded.

11.6 Undelivered Notices.  If any notice sent to a shareholder pursuant to subsection 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until that shareholder informs the Corporation in writing of a new address.

11.7 Omissions and Errors.  The accidental omission to send any notice to any shareholder, director, officer or to the auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.8 Persons Entitled by Operation of Law.  Every person who, by operation of law, transfer or by any other means whatever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly sent to the shareholder from whom that person derives title to such share prior to the name and address of that person being entered on the securities register (whether such notice was given before or after the happening of the event upon which that person became so entitled).

11.9 Deceased Shareholders.  Any notice duly sent to any shareholder shall be deemed to have been duly served in respect of the shares held by the shareholder (whether held solely or with other persons), notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of such death, until some other person is entered in place of that person in the securities register of the Corporation as the holder or as one of the holders thereof and such service shall for all purposes be deemed a sufficient service of notice to the heirs, executors or administrators of that person and all persons, if any, interested with that person in such shares.

11.10 Waiver of Notice.  Any shareholder (or the duly appointed proxyholder of that shareholder), director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that shareholder under any provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

11.11 Execution of Notices.  The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.12 Proof of Service.  A certificate of any officer or director of the Corporation in office at the time of making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

SECTION TWELVE
ADVANCE NOTICE PROVISIONS

12.1 Nomination of Directors.  Subject to the provisions of the Act and the articles of the Corporation, a nominee will not be eligible for election as a director of the Corporation unless such nomination is made in accordance with the following procedures:

(a) subject to subsection 12.1(b), nominations of persons for election as directors at a meeting of shareholders may be made only:

i. by or at the direction of the board;

ii. pursuant to a proposal (as defined in the Act) or a requisition of a meeting of shareholders, in each case made in accordance with the Act; or

iii. by a nominating shareholder who delivers a nomination notice to the Corporation within the nomination window by personal delivery or by courier to the Corporation's registered office addressed to the chief executive officer;

(b) the board may, prior to any meeting of shareholders, in its sole discretion, waive any requirement in this subsection 12.1. Unless waived by the board, a nomination window will not be changed by any adjournment or postponement of a meeting of shareholders, or the announcement of any adjournment or postponement;

(c) for the purposes of this subsection 12.1, the following terms have the following meanings:

i. "local time" means the local time at the Corporation's registered office;

ii. "meeting announcement date", in respect of a meeting of shareholders, means the date of the first public filing or announcement of the date of that meeting;

iii. "nominating shareholder", in respect of a meeting of shareholders, means a person who is a registered or beneficial holder of one or more voting shares carrying the right to vote on the election of directors at that meeting as of the record date for notice for that meeting, and as of the date on which the nomination notice is delivered to the Corporation;

iv. "nomination notice" means a written notice that sets out:

A. all information that would be required to be disclosed, under the Act and applicable securities laws, in a dissident proxy circular in connection with solicitations of proxies for the election of directors relating to a nominating shareholder (as if that nominating shareholder were a dissident soliciting proxies) and each person whom that nominating shareholder proposes to nominate for election as a director;

B. the class and number of shares of the Corporation held, directly or indirectly, by or on behalf of that nominating shareholder;

C. confirmation that the proposed nominees meet the qualifications of directors set out in the Act;

D. information on the residency of each proposed nominee, for the purposes of determining whether the residency requirements set out in the Act will be met; and

E. confirmation as to whether each proposed nominee is independent for the purposes of National Instrument 52-110 Audit Committees or any amendment or replacement of such instrument; and

v. "nomination window", in respect of a meeting of shareholders, means:

A. in the case of an annual meeting:

I. if that meeting is called for a date that is fewer than 50 days following the meeting announcement date, any time up to 5:00 p.m. (local time) on the 10th day following the meeting announcement date; and

II. otherwise, any time up to 5:00 p.m. (local time) on the date that is 30 days prior to the date of that meeting; or

B. in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), any time up to 5:00 p.m. (local time) on the 15th day following the meeting announcement date.

MADE by the board this 29th day of March, 2024.

CONFIRMED by the shareholders in accordance with the Act the ___ day of _____________, 2024.

______________________________________
Chief Executive Officer

SCHEDULE "D"

AUDIT COMMITTEE CHARTER

Amended and Restated - October 20, 2021

Purpose

The overall purpose of the Audit Committee (the "Committee") of SNOW LAKE RESOURCES LTD. (the "Company") represent and assist the Board of Directors (the "Board") in its general oversight of the Company's accounting and financial reporting processes, audits of the financial statements, and internal control and audit functions. Management is responsible for (a) the preparation, presentation and integrity of the Company's financial statements; (b) accounting and financial reporting principles; and (c) the Company's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. The Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this Charter, receives information and provides advice, counsel and general direction, as it deems appropriate, to management and the auditors, taking into account the information it receives, discussions with the auditor, and the experience of the Committee's members in business, financial and accounting matters.

Composition, Procedures and Organization

(1) Membership and Structure. The Committee shall consist of at least three directors.

(2) Qualifications. All Committee members shall meet all applicable independence requirements of the rules of the Nasdaq Stock Market and any successor thereto ("Nasdaq") and of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided in Rule 10A-3(c) under the Exchange Act, and other applicable rules and regulations of the SEC. Additionally, after listing on Nasdaq, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three (3) years. All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

(3) Chairman.  Unless the Chairman of the Committee (the "Chairman") is elected by the full Board, the Committee members may designate a Chairman .

(4) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(5) Resignation, Removal and Replacement.  Any director may resign from the Committee at any time upon notice of such resignation to the Company. An independent director who ceases to be independent shall promptly resign to the extent required for the Company to comply with applicable laws, rules and regulations.  The Board shall have the power at any time to remove a member of the Committee with or without cause, to fill all vacancies, and to designate alternate members, upon the recommendation of the Committee, to replace any absent or disqualified members.

(6) Financial Expert.  As a matter of best practices, the Committee will endeavor to have at least one of its members with the requisite qualifications to be designated by the Board as an "audit committee financial expert," as such term is defined by Item 407(d)(5) of Regulation S-K. The Committee shall report to the Board for further action as appropriate, including, but not limited to, a determination by the Board that the Committee membership includes or does not include one or more "audit committee financial experts" and any related disclosure to be made concerning this matter. The designation of a member of the Committee as an "audit committee financial expert" will not increase the duties, obligations or liability of the designee as compared to the duties, obligations and liability imposed on the designee as a member of the Committee and of the Board.

(7) The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(8) The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(9) Meetings of the Committee shall be conducted as follows:

(A) meetings of the Committee shall be held in person or telephonically as frequently as the Committee Chairman, considers appropriate but it shall normally meet at least twice a year. Normally not less than 72  hours' notice of a meeting should be allowed to enable the Committee to undertake as full a discussion as may be required and a sufficient interval should be allowed between Committee meetings and Board meetings to allow for the Committee to undertake such work as is necessary in preparation for each Committee meeting. Further meetings may be called by the Committee Chairman or any member of the Committee t, the external auditors and executives to keep in touch on a continuing basis with the key people involved in the Company's governance. The Audit Committee may take action by unanimous written consent in lieu of meeting.

(B) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(C) the Committee shall regularly invite the CFO, managers responsible for finance and the external audit partners to attend meetings and to make proposals as necessary;

(D) management representatives may be invited to attend all meetings except private sessions with the external auditors;

(E) the Committee will cause adequate minutes of all its proceedings to be kept, and will report on its actions and activities at the next regular meeting of the Board of the Company. The Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent; and

(F) the minutes of all meetings of the Committee, or summaries thereof, shall be circulated promptly to all members of the Committee and to the Chairman for review and approval and shall thereafter be circulated to the remaining members of the Board.

(10) The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

(11) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among its number. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the above, each member of the Committee shall hold office as such until the next Annual General Meeting of the Shareholders after his/her election.

(12) The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board of the Company.

(13) The Committee is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, the Articles of Incorporation, as amended by the Articles of Amendment of the Company, or any applicable law.

(14) The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Roles and Responsibilities

(1) The overall duties and responsibilities of the Committee shall be as follows:

(A) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(B) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(C) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(D) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(A) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(B) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(C) review the audit plan of the external auditors prior to the commencement of the audit;

(D) approve in advance, provision by the external auditors of services other than auditing;

(E) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Company's financial and auditing personnel;

(iv) co-operation received from the Company's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Company;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(F) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;

(G) review and discuss with the independent auditor the written statement from the independent auditor concerning any relationship between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assess the independence of the auditor;

(H) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(I) review any significant disagreements between management and the external auditor regarding financial reporting.

(3) The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(A) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(B) review and approve the internal audit plan; and

(C) review significant internal audit findings and recommendations, and management's response thereto.

(4) The duties and responsibilities of the Committee as they relate to the internal control procedures of the  Company are to:

(A) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(B) obtain and review annually a report by the independent auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(C) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(D) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(5) The Committee is also charged with the responsibility to:

(A) review and approve related-party transactions (as defined in Item 404 of Regulation S-K);

(B) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(C) review and approve the financial sections of:

(i) the annual report to Shareholders;

(ii) the annual information form, if required;

(iii) annual and interim MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company; and

(vi) other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(D) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(E) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(F) review and report on the integrity of the Company's consolidated financial statements;

(G) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(H) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(I) review and recommend updates to the charter and receive approval of changes from the Board;

(J) review the minutes of any audit committee meeting of subsidiary companies;

(K) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(L) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(M) establish policies for the hiring of employees and former employees of the independent auditor;

(N) prepare any report of the Audit Committee, including any recommendation of the Audit Committee, required by the rules of the Securities and Exchange Commission or any exchange on which the Company's securities are listed to be included in any annual report or for any annual or other meeting of shareholders;

(O) periodically review with the Company's in-house and independent counsel any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations, and any material reports or inquiries received from regulators or governmental agencies;

(P) review and approve the Company's Code of Ethics, as it may be amended and updated from time to time, and ensure that management has implemented a compliance program to enforce such Code (which shall include reporting of violations of such Code to the Audit Committee;

(Q) review reported violations of the Company's Code of Ethics;

(R) review and approve (a) any change or waiver in the Company's Code of Ethics for principal executives and senior financial officers and (b) any disclosures made on the Company's filings with the Securities and Exchange Commission regarding such change or waiver;

(S) engage in an annual self-assessment with the goal of continuing improvement, and annually review and reassess the adequacy of this Charter, and recommend any changes to the full Board of Directors;

(T) review the use of auditors other than the independent auditor in cases such as management's request for second opinions;

(U) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(V) perform other functions as requested by the full Board.

(6) The Committee shall have the authority:

(A) to engage independent counsel and other advisors as it determines necessary to carry out its duties, The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee shall have sole authority to approve related fees and retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications;

(B) to set and pay the compensation for any advisors employed by the Committee; and

(C) to communicate directly with the internal and external auditors.

Adopted, as amended and restated, by the Board of Directors on October 20, 2021